July 30, 2021

John Cannarella
Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
PEDEVCO CORP
Form 10-K for the Fiscal Year ended December 31, 2020
Filed March 23, 2021
File No. 001-35922

Ladies and Gentlemen:

Set forth below are the responses of PEDEVCO CORP. (the “Company,” “PEDEVCO,” “we,” “us” or “our”), to comments received from the staff of the division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2021, in response to the Company’s letter to the SEC dated June 4, 2021, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Financial Statements

Note 6 - Oil and Gas Properties, page 84

1.
We have read your response to prior comment 2 and note that you reduced the number of 2018 wells planned to be developed to 33. However, your disclosure in the annual report does not appear to identify changes in the net quantities of proved undeveloped reserves consistent with the change in the number of wells in your development plan.

Please expand your discussion to clearly identify the source of each change, e.g. revisions, improved recovery, extensions and discoveries, transfers to proved developed, sales and acquisitions, and to include an explanation for each of the items you identify. If two or more unrelated factors are combined to arrive at the overall change in an item, separately identify and quantify each individual factor that contributed to a material change so that the overall change in net reserve quantities is fully explained.

For example, your disclosure of revisions in previous estimates of your proved undeveloped reserves should identify changes caused by commodity prices, costs, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan, to comply with Item 1203(b) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment. At the end of 2018, PEDEVCO’s proved undeveloped reserves (“PUDs”) and associated well counts were based on a field development plan developed by the companies that were operating the Chaveroo and Milnesand assets in the Permian Basin prior to PEDEVCO’s acquisition of those assets. The development plan was based on the results from a shallow single geological target with short lateral horizontal wells that were open hole and produced using acidizing jobs with no application of modern completion technology.

Upon completing the acquisition of these companies, PEDEVCO worked on a comprehensive review of the field’s geology and proceeded with delineating multiple potential target zones with longer lateral horizontal wells using modern completion techniques. Upon analyzing the results of the nine horizontal wells drilled in 2019, the technical team revised the plan and hi-graded the locations to maximize the future value from the field with a greater than 90% probability of success and reduced the PUD well count from 88 at YE2018 to 58 at YE2019 with each well having higher estimated production due to the application of modern frac technology.

With development activity halted in 2020 due to the COVID-19 pandemic, a deep dive of the field’s geology and well performance was undertaken to identify locations with the highest remaining resource in place.

At the end of 2020, we revised our development plan with updated type curves and target well locations and reduced our PUD well count from 58 at YE2019 to 43 (this includes 33 “2018 Wells” and 10 “2019 Wells”) at YE2020 with each well having higher estimated production due to a combination of hi-grading locations with the highest oil in place and improved results from offset well performance with longer horizontal well lengths and modern completion techniques.

In our response to the comment below, we have prepared a tabular reconciliation and narrative explanation detailing the changes that occurred in our PUDs for the years ended December 31, 2019 and 2020.

2.
Please provide us with a tabular reconciliation and narrative explanation of all material changes that occurred in your proved undeveloped reserves, including the revisions that would be necessary to address the comment above, to conform to the requirements under Item 1203(b) of Regulation S-K for the years ended December 31, 2019 and 2020.

RESPONSE:

We acknowledge the Staff’s comment and have set forth below a tabular reconciliation and narrative explanation of the changes in our estimated proved undeveloped reserves during 2019 and 2020 (quantities in net MBoe):

Proved undeveloped reserves, December 31, 2018	11,927
Transfers to proved developed	(1,324)
Additions	1,131
Revision of prior estimates	—
Proved undeveloped reserves, December 31, 2019	11,734

Proved undeveloped reserves, December 31, 2019	11,734
Transfers to proved developed	—
Additions	—
Revision of prior estimates	179
Proved undeveloped reserves, December 31, 2020	11,913

For the year ended December 31, 2019, total proved undeveloped reserves (PUDs) decreased by 0.2 MMBoe to 11.7 MMBoe. The change in proved undeveloped reserves was:

●
Transfer of 1,324 MBoe from PUD to proved developed reserves based on total capital expenditures of $43.0 million during 2019;

●
Additions related to delineation of the field resulted in net additions of 1,131 MBoe (819 MBoe addition from four San Andres PUDs acquired in the Chaveroo bolt-on acquisition and 312 MBoe addition from five gross Niobrara PUDs, ~1 net Niobrara PUD); and

●
Revisions of prior estimates consisted of improved upward revisions of 2,234 MBoe, which was offset with removal of PUDs due to pricing related revisions, resulting in net zero change.

For the year ended December 31, 2020, total proved undeveloped reserves (PUDs) increased by 0.2 MMBoe to 11.9 MMBoe. The change in proved undeveloped reserves was:

●
Revisions of prior estimates resulted in net additions of 179 MBoe consisting of:

●
A combination of hi-grading locations with the highest oil in place and improved results from offset well performance with longer horizontal well lengths and modern completion techniques resulted in upward revision of 3,531 MBoe. The changes to the future development plan were derived from technical work and studies of our Permian assets since acquisition in 2018; and

●
Pricing related revisions resulted in removal of PUD locations that were deemed uneconomic in Chaveroo and Niobrara fields and resulted in a lower revision of 3,352 MBoe.

We undertake to include a similar table in future filings when required under Item 1203(b) of Regulation S-K.

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If you have any questions concerning our response, please contact me at (713) 221-1768.

Very truly yours,

PEDEVCO CORP.

By:	/s/ Paul Pinkston
Paul Pinkston
Principal Financial Officer

cc:
Karl Hiller (U.S. Securities and Exchange Commission)

Doug Schick (PEDEVCO Corp.)

Clark Moore (PEDEVCO Corp.)

Arvind Krishna (PEDEVCO Corp.)

Audit Committee of PEDEVCO Corp.

Todd Brooker (Cawley, Gillespie & Associates)

David Grossman (Marcum LLP)

David Dyer (Marcum LLP)

Clint Smith (Jones Walker LLP)